

Mail Stop 4561

April 6, 2016

Ajay Banga
Chief Executive Officer
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

    Re: **MasterCard Incorporated**
           Form 10-K for Fiscal Year Ended December 31, 2015
           Filed February 12, 2016
           File No. 001-32877

Dear Mr. Banga:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 17. Income Taxes, page 75

1.   Please explain to us what is included in the "foreign repatriation" line item in your rate reconciliation table. Also, please tell us the amount repatriated for each of the last three fiscal years, clarify how the additional tax upon repatriation is reflected in the reconciliation table and explain the impact of foreign tax credits, if any, on your effective tax rate upon repatriation.

2.   You state on page 41 that it is your intention to permanently reinvest the undistributed earnings associated with your foreign subsidiaries; however, your tax rate reconciliation on page 75 reflects a foreign repatriation benefit for each period presented. In addition, you appear to have repatriated earnings in each of the last five fiscal years. Therefore, please clarify your policy regarding foreign earnings, and tell us whether your assertion

that foreign earnings are indefinitely reinvested relates to all or only a portion of total foreign earnings. If the former is true, please explain to us how you evaluated the criteria for the exception to recognition of a deferred tax liability in accordance with ASC 740-30-25-17 and 18. If the latter is true, please tell us how you determine which earnings to repatriate and tell us the impact on your effective tax rate and income tax expense recorded during the period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services